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Miguel Dotres · 3rd

VP Business Development at Teton International Advisors Inc,

West Palm Beach, Florida Area · 500+ connections · Contact info

Teton International Advisors Inc,

St. Thomas University

About

Mr. Dotres has been involved with many companies covering all aspects of corporate management at the highest levels, plus corporate mergers and acquisitions. He has served as a Board Member, Officer and Director for many of these companies. Mr. Dotres has played an integral part in capital fund raising; from startup com ... see more

Articles

1,006 followers

Understanding Reg A Plus

Published on LinkedIn

Miguel Dotres
Published on LinkedIn

Summarizing the New Reg A Plus Rules Tier 1: -Can raise up to $20 million in Reg A offerings in any 12-month period (no more than $6 million in resales by affiliates; no more than 30% of the aggregate of the initial offerings and subsequent offerings for first 12 months may be affiliate resales) -Sold securities are unrestricted (subject to Rule 144) -Subject to basic eligibility and disclosure requirements under previous Reg A -Must file Form 1-A (...see more

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Experience

VP Business Development
Teton International Advisors Inc,
Oct 2015 – Present · 4 yrs 1 mo

Founder
Take it to the Crowd
Jan 2013 – Present · 6 yrs 10 mos
Fort Lauderdale, FL

Crowd Funding Portal

CEO
Diversified Corporate Investment Group
Oct 2010 – Present · 9 yrs 1 mo
Miami

President
Petrus Resources Corp
Nov 2013 – Nov 2016 · 3 yrs 1 mo
Florida

Petrus Resources Corporation ("Petrus Resources Corporation" or the "Company"), incorporated in the State of Delaware on March 2, 2011, to engage in any lawful corporation undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Ot... See more

Partner
Citizens Professional Services Inc.
2010 – Jun 2016 · 6 yrs
Miami Lakes, Florida

Citizens Professional Services is family owned and operated and provides a wide array professional services for Individual, Students, Families, Seniors and Small Businesses.

•Professional Tax Preparation Services
•Corporation and LLC formation with State and Federal Filings... See more

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Education

St. Thomas University
Business, Management, Marketing, and Related Support Services
1992 – 1996

Business

Hialeah Miami Lakes
1986 – 1990

Skills & Endorsements

IPO · 26

David Mansbach and 25 connections have given endorsements for this skill

Private Equity · 23

Endorsed by **6 people who know Private Equity**

Investor Relations · 23

David Mansbach and 22 connections have given endorsements for this skill

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Recommendations

Received (1) Given (2)

Eric Santelices
Cloud and DevOps Executive

Mr. Dotres is a motivated, self started & full of energy. His unique approach to problem solving and thinks has always brought a breath of fresh air to the toughest challenges. Mr. Dotres has

August 21, 2008, Eric worked with Miguel in different groups

always conceived, executed and delivery many successful projects. He will always been a valued asset to any origination.

Accomplishments

3 **Languages**

English • French • Spanish

1 **Organization**

NIBA

Interests

American Alliance for Medical Ca...
5,884 members

Private Equity Investment Group |...
154,670 members

University Venture Fund
1,234 followers

GE Capital
355,693 followers

Bessemer Venture Partners
29,896 followers

Aggressive Growth Stock Trading...
1,073 members

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